Filed by NSTAR Pursuant to Rule 425
Under the Securities Act of 1933

Subject Company: NSTAR
Commission File No.: 001-14768

Thursday, February 23, 2012

Next Level of Organizational

Structure Determined

After a comprehensive review over the past several months, NU and NSTAR have determined the combined organizational structure for the next level of officers and directors. These positions will report directly to one of the six post-close officers, and a complete organizational chart and listing of related functions can be found on page 3. The Merger Transition Committee—which includes post-close officers, post-close CEO Tom May and post-close Chairman Chuck Shivery—finalized and approved the structure.

This structure ensures NU and NSTAR will continue to deliver exceptional service to customers across our service territory, maintaining each of our operating companies. Corporate functions will be organized centrally, but with resources being used efficiently and in the best places throughout the post-close company. It is important to note that, as we continue to build a better, stronger company, this organizational structure will evolve.

Guiding Principles of Northeast Utilities New Organizational Structure

•   Continued exceptional local service delivery to customers.

•   Corporate functions organized centrally with resources deployed locally as appropriate.

•   Using all of our resources efficiently and in the best places throughout the company.

Structural Changes for Employees on Day One

After reviewing the organizational chart on page 3, employees from both NU and NSTAR may notice some differences from their current company organizational charts. While some functions have been realigned under new groups, the roles and responsibilities will essentially remain the same.

The Selection Process Moving Forward

At this time, only the organizational structure reporting into the six post-close officers has been decided, and a selection process has now begun to fill these positions. Candidates will receive invitations to be included in the selection process. That process is slated to occur during the next several weeks, aligning with our merger approval timeline. Positions in Corporate Strategy & Environmental Affairs, Unregulated Businesses, Integration Planning and most Operations areas are not included in this selection process at this time. The next phase of organizational structure and talent selection will begin shortly after close and will follow a similar approach.

Answers to Your Questions About the Merger

What does this new organizational structure mean for my job?

Employees initially will not see any change to their current jobs and it will be business as usual for Day One in your current positions. Over time, there may be changes, but it is a process that will take time and careful planning as NU and NSTAR transition policies, practices and procedures while coming together as one company. This will be a responsibility of the newly selected leadership after the merger closes.

My department is under a new corporate function. Am I moving on Day One?

No. Employees will remain in their current jobs and work locations.

Does this announcement mean the merger has been approved?

Determining this organizational structure is an important step toward Day One readiness. While the merger has not received final approvals at this time, NU and NSTAR continue to work toward obtaining all needed approvals.

When will I learn more about who has been named?

The selection process will take place in line with our ongoing approvals process as noted above. As with all merger-related news and developments, we will continue to keep employees informed.

What about the rest of the organizational structure and talent selection processes – when does this happen?

The remaining organizational structure and talent selection processes for the rest of the organization will occur over a several month period after Day One.

After Day One, what happens to NSTAR as a company?

NSTAR Electric and NSTAR Gas will remain, and become operating companies in the Northeast Utilities family like Connecticut Light & Power, Public Service of New Hampshire, Western Massachusetts Electric and Yankee Gas.

Keeping You Current with Merger Update

This newsletter and future editions are designed to keep you posted on merger-related activities. We will publish regularly over the next several months as milestones are achieved and progress is made. Hearing from you will help us answer your questions. NU employees can forward questions to emcom@nu.com and NSTAR employees can forward questions to merger.questions@nstar.com.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”